UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores S.A. and its Subsidiaries Condensed Consolidated Financial Statements as June 30, 2013*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets (Banking Gaap)
2013
(Stated in millions of Colombian pesos)

Assets	As of
	March		June
Cash and cash equivalents	Ps.	13,448,273	14,922,042
Investments securities, net		22,497,376	25,003,288
Loans and financial leases, net		78,335,714	82,605,460
Other assets,net		14,071,876	15,947,920
Total Assets	Ps.	128,353,239	138,478,710

Liabilities and shareholders' equity
Deposits:
Checking accounts		19,204,742	21,124,783
Time deposits		27,994,065	30,080,890
Saving deposits		33,408,629	37,353,380
Other		719,335	830,988
Total deposits	Ps.	81,326,771	89,390,041
Interbank borrowing and overnight funds		4,948,714	5,195,057
Borrowings from banks and others		9,221,853	10,566,672
Bonds		11,077,173	11,547,851
Other liabilities		6,931,974	7,212,498
Non-controlling interest		5,673,328	5,613,546
Total liabilities	Ps.	119,179,813	129,525,665
Shareholders' equity		9,173,426	8,953,045
Total liabilities and shareholders' equity	Ps.	128,353,239	138,478,710
Memorandum accounts	Ps.	512,538,282	572,377,417

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Income (Banking Gaap)
(Stated in millions of Colombian pesos, except per share data)

	For the three-month period ended:
	March		June	Accumulated
Interest income
Interest on loans and financial leases	Ps.	2,304,044	2,294,236	4,598,280
Interest on investment securities		500,418	223,279	723,697
Interest on interbank and overnight funds		54,013	51,098	105,111
Total interest income		2,858,475	2,568,613	5,427,088
Interest expense:
Interest on deposits		(687,901)	(635,500)	(1,323,401)
Interest on borrowings, bonds and others		(294,328)	(289,672)	(584,000)
Total interest expense		(982,229)	(925,172)	(1,907,401)
Net interest income		1,876,246	1,643,441	3,519,687
Provision for loans and other assets, net		(323,503)	(347,462)	(670,965)
Net interest income after provisions		1,552,743	1,295,979	2,848,722
Other operating income, net		1,031,872	1,033,295	2,065,167
Operating expenses		(1,372,283)	(1,533,451)	(2,905,734)
Non-operating income (expenses), net		62,395	95,844	158,239
Income before income tax expense and non-controlling interest		1,274,727	891,667	2,166,394
Income tax expense		(411,919)	(346,201)	(758,120)
Income before non-controlling interest		862,808	545,466	1,408,274
Non-controlling interest		(357,501)	(215,875)	(573,376)
Net income attributable to Grupo Aval shareholders	Ps.	505,307	329,591	834,898
Earning per share (In colombian pesos)	Ps.	27.238	17.766	45,004
Weighted average number of common and preferred fully paid shares outstanding		18,551,766,453	18,551,766,453	18,551,766,453

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Cash Flow (Banking Gaap)
2013
(Stated in millions of Colombian pesos)

	For the three-month period ended:
	March		June	Accumulated
Net cash provided by operating activities	Ps.	3,038,958	1,497,930	4,536,888
Cash flow from investing activities:
Increase of loans and financial leases		(521,732)	(3,622,106)	(4,143,838)
Proceeds from sale of property, plant and equipment		21,805	81,869	103,674
(Increase) decrease of debt and equity investments securities		(816,628)	(2,802,440)	(3,619,068)
Acquisition of property, plant and equipment		(121,803)	(175,202)	(297,005)
Other cash provided by investment activities		(20,241)	72,918	52,677
Goodwill		-	(293,218)	(293,218)
Payment of purchase of companies		-	(999,621)	(999,621)
Net cash provided by investing activities		(1,458,599)	(7,737,800)	(9,196,399)
Cash flow from financing activities:
Dividends paid		(91,562)	(368,894)	(460,456)
(Decrease) increase of deposits		(805,032)	6,982,024	6,176,992
(Decrease) increase in interbank borrowings and overnight funds		(219,829)	244,108	24,279
(Decrease) increase in borrowings from banks and others		(1,354,699)	995,204	(359,495)
Increase on long term debt (bonds)		1,133,395	202,487	1,335,882
Decrease in non-controlling interest		(193,237)	(509,999)	(703,236)
Issuance of shares		-		-
Net cash (used) provided by financing activities		(1,530,964)	7,544,930	6,013,966
Increase in cash and cash equivalents		49,395	1,305,060	1,354,455
Cash acquired on business combination		-	168,707	168,707
Cash and cash equivalents at beginning of period		13,398,880		13,398,878
Cash and cash equivalent at end of period	Ps.	13,448,275	1,473,767	14,922,042
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	Ps.	969,289	902,747	1,872,036
Income taxes	Ps.	217,385	518,493	735,878

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Shareholder´s Equity (Banking Gaap)
(Stated in million of Colombian pesos)

	Millions of shares						Retained Earnings
	Preferred non-voting shares	Voting common shares	Capital at par value		Additional paid-in capital		Appropiated		Unappropiated		Equity inflation adjustments		Unrealized gains/(losses)		Reappraisal of assets		Total Shareholders equity
Balance at December 31, 2012	4,930	13,621	Ps.	18,551	Ps.	3,671,663	Ps.	2,911,340	Ps.	804,922	Ps.	654,608	Ps.	78,218	Ps.	943,801	Ps.	9,083,103
Net income	-	-		-		-		-		505,307		-		-		-		505,307
Transfer to appropiated retained earnings	-	-		-		-		804,922		(804,922)		-		-		-		-
Dividends declared	-	-		-		-		(467,487)		-		-		-		-		(467,487)
Donations	-	-		-		-		(19)		-		-		-		-		(19)
Reclassifications	-	-		-		-		-		-		-		-		-		-
Transfer to appropiated retained earnings and change of common shares by preferred shares	43	(43)		-		-		-		-		-		-		-		-
Unrealized gains	-	-		-		-		-		-		-		(25,207)		-		(25,207)
Equity tax paid	-	-		-		-		-		-		(459)		-		-		(459)
Reappraisal of assets	-	-		-		-		-		-		-		-		77,163		77,163
Balance at March 31,2013	4,973	13,578	Ps.	18,551	Ps.	3,671,663	Ps.	3,248,756	Ps.	505,307	Ps.	654,149	Ps.	53,011	Ps.	1,020,964	Ps.	9,172,401
Net income										329,591								329,591
Transfer to appropiated retained earnings	9	(9)						-		-								-
Dividends declared								(17)										(17)
Donations								(1)										(1)
Reclassifications of common shares by preferred shares																		-
Unrealized gains														(647,072)				(647,072)
Equity tax paid												(1,863)						(1,863)
Reappraisal of assets																100,006		100,006
Balance at June 30, 2013	4,982	13,569	Ps.	18,551	Ps.	3,671,663	Ps.	3,248,738	Ps.	834,898	Ps.	652,286	Ps.	(594,061)	Ps.	1,120,970	Ps.	8,953,045